Exhibit 10.1

CONFIDENTIAL TREATMENT REQUESTED

Redacted portions are indicated by [****]

LICENSE AND SUPPLY AGREEMENT

THIS LICENSE AND SUPPLY AGREEMENT is entered into as of February 15, 2005 by and between Hi-Tech Pharmacal Co., Inc., a Delaware corporation (“Hi-Tech”), and BioMarin Pharmaceutical Inc., a Delaware corporation (“BioMarin”); BioMarin and Hi-Tech are each a “Party” and collectively the “Parties”.

WITNESSETH:

WHEREAS, BioMarin has significant, valuable, and proprietary intellectual property related to the branded prescription pharmaceutical product Orapred® (prednisolone sodium phosphate 15mg (base)/5mL oral solution) (the “Branded Product”) within the United States of America; and

WHEREAS, Hi-Tech develops, manufactures, markets and distributes generic pharmaceutical products, and now desires to market, sell and distribute a generic version of the Branded Product using BioMarin’s proprietary intellectual property with Hi-Tech’s own sales force and contacts;

NOW, THEREFORE, in consideration of the mutual promises, covenants, and agreements set forth herein, and other good and valuable consideration, the sufficiency and receipt of which is hereby acknowledged by each Party, each Party agrees as follows:

1.	Definitions.

1.1.	“Affiliate” is, with respect to a Party, any entity during the Term that controls, is controlled by, or is under common control with, that Party. For purposes of this definition, an entity shall be deemed to control another entity if that entity owns or controls, directly or indirectly, more than fifty percent (50%) of the voting control of all equity interests of the other entity (or other comparable ownership interest for an entity other than a corporation).

1.2.	“Agreement” is this License and Supply Agreement as executed by both Parties, and as may be amended in accordance with the provisions hereof.

1.3.	“aNDA” is the Abbreviated New Drug Application #75-117 and/or submissions, amendments, modifications, supplements and updates thereto, approved by the FDA related to the marketing and sale of the Branded Product and the Product.

1.4.	“Authorized Wholesaler” is one or more wholesalers, distributors, and/or customers of Hi-Tech for the Territory, including those who have previously agreed to provide Hi-Tech with monthly utilization reports at Hi-Tech’s cost, showing their respective aggregate sales of Product in the Territory for each calendar month during the Term. Hi-Tech shall provide BioMarin with an accurate updated list of all Authorized Wholesalers at the start of each Quarter.

1.5.	“cGMP” are current Good Manufacturing Practices, as defined by the FDA pursuant to applicable statutes and the regulations adopted from time to time under the authority of the United States Food, Drug and Cosmetics Act.

1.6.	“Competitive Product” is any prescription drug that is listed as pharmaceutically equivalent to the Branded Product as listed in the FDA Orange Book, other than the Product sold pursuant to this Agreement.

1.7.	“Confidential Information” is all information of a Party as and to the extent described in Article 16.

1.8.	“Effective Date” is the date first above written.

1.9.	“Executive Committee” is a committee, comprised of two (2) employees or officers from each Party, which shall meet not less than two (2) times per year at mutually agreed upon dates, times, and places to make decisions regarding the matters set forth in Article 3.

1.10.	“FDA” is the United States of America Food and Drug Administration and any successor thereto.

1.11.	“Hi-Tech Expenses” are those costs incurred for Hi-Tech Promotional Efforts or for advertising and marketing of Product and/or multiple items or services.

1.12.	“Hi-Tech Product Materials” are all forms and formats of information produced by or at the request of Hi-Tech regarding or describing, in whole or in part, the Product.

1.13.	“Hi-Tech Promotional Efforts” are all of Hi-Tech’s activities to promote and have the Product sold and used in the Territory pursuant to the provisions of this Agreement.

1.14.	“Hi-Tech Representative” is a Hi-Tech employee and sales person who makes sales presentations for the Product.

1.15.	“Medical Affairs Liaison” of each Party shall be an employee appointed by that Party to facilitate the communications described in Article 10.

1.16.	“Net Sales” is equal to Hi-Tech’s and its Affiliates’ gross receipts, calculated on the accrual basis, using generally accepted accounting principles, from all sales and distribution of all Product in the Territory, less the following to the extent directly related to a Product:

(a)	returns and refunds allowance to be determined at the time of sale for expired product and other product to be returned in the ordinary course of business determined in accordance with GAAP; provided that in no event will such allowance exceed [****];

(b)	returns and refunds actually made for defective or recalled Product;

(c)	freight and insurance actually incurred by Hi-Tech for the shipment and delivery of Product to Purchasers;

(d)	rebates and chargebacks including but not limited to any statutory or contractual rebates and management fees based on Product sales volume and statutory rebates;

(e)	off invoice and other allowances and discounts paid or credited by Hi-Tech directly related to the purchase of the Product; provided, however, any discounts granted or earned in connection with prompt payment terms shall not exceed [****];

(f)	Amounts paid by Hi-Tech to BioMarin pursuant to Sections 7.2 and 7.3.

1.17.	“Product” is a prednisolone sodium phosphate 15mg (base)/5mL oral solution that is a generic form of the Branded Product to be manufactured and sold pursuant to the aNDA.

1.18.	“Purchasers” are any person or entity purchasing the Product, including but not limited to wholesalers, distributors, and direct purchasers.

1.19.	“Quarter” is a three (3) consecutive calendar month period starting on January 1, April 1, July 1, or October 1 during the Term.

1.20.	“Term” is the period on and after the Effective Date until termination of this Agreement in accordance with Article 13.

1.21.	“Territory” is the United States of America, and all its territories and possessions.

1.22.	“Unit” is a single 237 mL container of Product.

2.	Appointment.

2.1.	BioMarin hereby appoints Hi-Tech as the authorized and exclusive marketing entity, distributor and seller of all Product in the Territory for the Term.

2.2.

BioMarin retains the right to develop, promote, license, sell, and otherwise commercially exploit any and all branded pharmaceutical products (including but not limited to the Branded Product and other strengths of the Branded Product) and other products in the Territory during the Term; BioMarin does not have the right to promote, license, or sell the Product in the Territory during the Term; Hi-Tech hereby agrees it shall have no interest of any kind arising out of, or as a result of, this Agreement, in anything other than its marketing, selling and distribution rights to the Product in the Territory.

3.	Executive Committee. Within ten (10) days after the Effective Date, Hi-Tech and BioMarin shall each appoint two (2) of their respective employees to meet within thirty (30) calendar days of the Effective Date and at least twice during each calendar year thereafter, to agree upon, establish, and update each of the following by a majority vote of all members of the Executive Committee:

3.1.	Rolling, 12-month, targets and/or goals for market share for the Product;

3.2.	The gross sales price for the Product charged by Hi-Tech and the minimum Net Sales price;

3.3.	All methods and means proposed to conduct all Hi-Tech Promotional Efforts, and the scope thereof; and

3.4.	Such other matters as either Party may bring before the Executive Committee pursuant to the terms of this Agreement.

In the event the Executive Committee is unable to agree upon any issue, such as minimum pricing or annual goals, to the extent applicable, the metric as most recently in effect shall continue to apply.

4.	Hi-Tech Promotional Efforts.

4.1.	Hi-Tech shall use commercially reasonable efforts to promote the Product for sale in the Territory.

4.2.	During the Term, Hi-Tech, by and through the Hi-Tech Representatives, shall perform all Hi-Tech Promotional Efforts in accordance with the terms of this Agreement. Hi-Tech shall consult with BioMarin from time to time with respect to the manner in which Hi-Tech promotes the Product.

4.3.	Hi-Tech shall perform Hi-Tech Promotional Efforts for the Product in accordance with all applicable Federal, state, and local laws and regulations of the Territory including, but not limited to, all applicable FDA regulations.

4.4.	As part of the Hi-Tech Promotional Efforts, Hi-Tech Representatives shall distribute Hi-Tech Product Materials to potential and existing Purchasers and to others to whom the Hi-Tech Representatives make Hi-Tech Promotional Efforts.

4.5.	Hi-Tech shall use commercially reasonable efforts to timely produce and distribute the highest quality Hi-Tech Product Materials and make Hi-Tech Promotional Efforts during the Term.

4.6.	Hi-Tech will develop and make one or more presentations to each of its customers who may be a Purchaser.

4.7.	Hi-Tech agrees that all sales, contracting, supervision, administration, accounting, and reporting performed by Hi-Tech employees pursuant to this Agreement shall be at Hi-Tech’s sole cost and expense and shall in no event result in a deduction against Net Sales. Hi-Tech shall have exclusive responsibility for training Hi-Tech Representatives in the promotion of the Product.

4.8.	During the Term, Hi-Tech shall not market or sell any Competitive Product.

5.	Product Distribution.

5.1.	Product Requirements.

(a)	Hi-Tech agrees to comply with all Federal, state, and local, laws and regulations of the Territory applicable or relating to the purchase, storage, distribution, handling, sale, or dispensing of the Product.

(b)	Hi-Tech shall instruct its Authorized Wholesalers in the proper storage of Product, in accordance with BioMarin’s written recommendations and the product label as approved by the FDA.

(c)	Hi-Tech agrees to immediately advise BioMarin of any change in, or revocation of, any of Hi-Tech’s or of any Authorized Wholesaler’s governmental, regulatory, manufacturing, professional, wholesaler, distributor, or warehouse registrations or licenses.

(d)	Hi-Tech shall accept all Product returns in the Territory during the Term and account for, track, handle, and dispose of all Product returned by Authorized Wholesalers and others in the Territory, in accordance with all laws, ordinances, regulations and rules applicable for the Territory. Other than recalls or returns of defective product, Hi-Tech shall have sole financial responsibility for all Product returns.

5.2.	Electronic Database.

(a)	Hi-Tech shall use a computerized database to accurately account for all Product orders and to calculate Net Sales.

(b)	The database shall contain and be capable of reporting to BioMarin:

(i)	gross receipts and Unit sales on a monthly basis;

(ii)	Net Sales on a monthly basis; and

(iii)	Each item comprising the difference between gross receipts and Net Sales.

(c)	Hi-Tech shall take all necessary steps to assure appropriate back-up and information storage for the database, including the ability to retrieve and print a copy of any source document.

(d)	Hi-Tech shall make all information described in this Section 5.2 available to BioMarin electronically at all times during the Term, for calculation of BioMarin’s royalty.

5.3.	Hi-Tech Reports for Calculation of BioMarin Royalty.

(a)	Hi-Tech Reports. Not later than thirty (30) days after the end of each Quarter during the Term, Hi-Tech shall supply BioMarin with a report summarizing the Hi-Tech Promotional Efforts, Net Sales, and Hi-Tech Expenses during such Quarter. The format, content, and detail of reports required by this Section 5.3 shall be as reasonably requested by BioMarin.

(b)	Audit. If BioMarin determines in its reasonable judgment that a review of Hi-Tech’s relevant books and records is necessary to verify the figures reported or to be reported, then upon reasonable prior written notice to Hi-Tech, and not more than once in any twelve (12) month period, Hi-Tech shall allow BioMarin and/or its auditors during normal business hours to review and conduct an audit at BioMarin’s expense of any and all Hi-Tech books, records, and documents regarding gross receipts from the Product, Net Sales, Hi-Tech Expenses, and a review of any and all of Hi-Tech’s other books and records regarding or relating to Product sales, costs, and all activities related thereto in the Territory, during the Term.

(c)	Corrective Payments. If BioMarin’s audit reveals that Hi-Tech has under-reported aggregate Net Sales to BioMarin, then:

(i)	If the inaccuracy is [****], Hi-Tech shall refund to BioMarin all under-reported royalties upon Net Sales within [****] following completion of the audit; and

(ii)	If the inaccuracy is [****], then Hi-Tech shall refund to BioMarin all under-reported royalties upon Net Sales, plus all reasonable costs of BioMarin’s audit, all within [****] following completion of the audit.

6.	Regulatory Matters. BioMarin shall be solely responsible for all regulatory matters in the Territory relating to the Product, the Branded Product and the aNDA . Each Party shall fully cooperate with the other with respect to all regulatory matters within the Territory. Hi-Tech shall promptly reimburse BioMarin upon request for all regulatory expenses incurred by BioMarin, including reasonable internal costs, associated with the Product.

7.	Product Supplied.

7.1.

Exclusive Supply. BioMarin shall arrange for all Product to be manufactured on Hi-Tech’s behalf by Lyne Laboratories Inc. (“Lyne”) under a Supply Agreement attached hereto as Exhibit A (the “Supply Agreement”). Hi-Tech shall be responsible for providing text and copy for Product labels and package inserts, subject to BioMarin’s prior approval, not to be unreasonably withheld or delayed.

Within [****] after the Effective Date, the Parties will complete a quality agreement to provide for SOPs for the Product delivery, documentation, and complaint reporting, investigation, coordinating and adjudicating.

7.2.	Purchase Orders. Hi-Tech will place firm purchase orders for the Product with BioMarin, at least [****] prior to the scheduled delivery date and otherwise consistent with the timing and limitations contained in the Supply Agreement. To the extent that Hi-Tech requires quantities of Product on conditions other the foregoing, Hi-Tech may place purchase orders for such Product and BioMarin shall use commercially reasonable efforts to accommodate such purchase orders; provided that BioMarin shall not be in breach of this Agreement for failing to meet such purchase orders and shall not be required to delay any scheduled production of Branded Product to meet such purchase orders. The invoice price for each Unit will be [****]. Payment is due net [****].

7.3.	BioMarin Distribution. At Hi-Tech’s request, BioMarin will arrange for the storage and shipping of the Product to Purchasers. In the event that BioMarin is responsible for such storage and shipping, within [****] after such request, the Parties shall establish mutually acceptable SOPs for order receipt, shipping methods and tracking and related matters. Within [****] after the end of each calendar month, BioMarin shall invoice Hi-Tech for all out of pocket expenses incurred in connection with the storage, transportation and distribution of the Product (whether BioMarin is shipping product to Hi-Tech or to Purchasers). Payment for such invoices shall be due net [****].

7.4.	Product Recall. If any Product is recalled due to manufacturing defects, then BioMarin shall be responsible for all reasonable expenses relating to such recall and for all activities to be performed at BioMarin’s request relating to such recall.

7.5.	Pricing Strategies. Parties hereto will mutually agree on Hi-Tech’s prices and pricing strategies. In no event will Hi-Tech make any sale of Product where the Net Sales per Unit is less than [****], without BioMarin’s prior written consent, which may be granted or withheld in BioMarin’s sole and absolute discretion.

7.6.	Territory. Hi-Tech and Authorized Wholesalers shall purchase, distribute, transfer, and sell Product only for use within the Territory, and shall not, directly or indirectly, permit or allow any Product to be directly or indirectly transferred outside the Territory for any reason.

7.7.	Inspection and Reports. BioMarin shall advise Hi-Tech of any FDA or other governmental agency visits any facility where Product is manufactured to perform an inspection or requests or requires information or changes which directly pertain to the Products. BioMarin shall furnish to Hi-Tech copies of all FDA Forms 482 and 483 related to the Product given by the FDA promptly upon receipt. Further, BioMarin shall advise Hi-Tech of any inspections of Lyne performed by BioMarin and shall provide Hi-Tech with the reports created by BioMarin related to such inspections and will discuss with Hi-Tech any material deficiencies identified by BioMarin.

8.	Product Materials.

8.1.	Product Labeling. All Product labeling decisions shall be made by Hi-Tech with BioMarin’s approval. Product labels shall not bear BioMarin’s name, logo, trademarks, or any other identifying material.

8.2.	Use of Trademarks. All trade names, trademarks, service marks, copyrights, patents, approvals, licenses, and permits are and shall remain the sole and separate property of the owner thereof and, at the end of the Term, all licenses and rights of use in and to the other Party granted by this Agreement shall cease.

9.	Royalty Payments.

9.1.	In exchange for the rights granted to Hi-Tech, BioMarin shall be entitled to receive [****]. Such amounts shall be payable Quarterly, within [****] of the end of the Quarter in which accrued.

9.2.	Upon [****] prior written notice provided by BioMarin to Hi-Tech with regard to any payment due hereunder, past-due balances are subject to interest at the rate of one and [****] per month [****], or the highest amount allowed by law, whichever is lower, plus all reasonable attorneys’ fees and court costs incurred by BioMarin in collecting payment.

10.	Medical Inquiries; Notification Of Adverse Drug Experience.

10.1.	Communication. Within ten (10) days after the Effective Date, each Party shall appoint a Medical Affairs Liaison to communicate with the other Party’s Medical Affairs Liaison regarding information required pursuant to this Article 10. Either Party may change its Medical Affairs Liaison by notice to the other Party.

10.2.	Notification. During the Term, Hi-Tech shall give BioMarin notice of any adverse drug experience associated with any Product as to which Hi-Tech obtains information, as follows:

(a)	Any adverse drug experience information required to be reported to the FDA by or on behalf of Hi-Tech or in the Territory shall also be reported to BioMarin’s Medical Affairs Liaison, by telephone or by facsimile, within twenty-four (24) hours after Hi-Tech’s initial receipt of any such information;

(b)	Hi-Tech’s reports to BioMarin shall contain the:

(i)	date Hi-Tech first received information regarding an adverse drug experience;

(ii)	name of the reporter and the reporter’s title;

(iii)	address and telephone number of the reporter;

(iv)	description of the adverse drug experience;

(v)	indication for treatment;

(vi)	outcome of the event;

(vii)	dose and duration of treatment; and

(viii)	lot number of the Product, if available.

(ix)	such other information as may be required to complete the MedWatch reporting.

(c)	Hi-Tech shall maintain a record of any adverse drug experience required to be reported to the FDA, including:

(i)	a copy of the drug experience report generated by Hi-Tech necessary to allow BioMarin to make appropriate filings with the FDA;

(ii)	the date Hi-Tech first received information regarding an adverse drug experience; and

(iii)	the date such report was provided to BioMarin.

10.3.	Investigation and Regulatory Follow Up. Hi-Tech shall coordinate any investigation of an adverse drug experience with BioMarin’s Medical Affairs Liaison and shall cooperate with any reasonable requests by such Medical Affairs Liaison. The Parties acknowledge that BioMarin has responsibility for making all appropriate notices and reporting to regulatory authorities, including the FDA, related to any adverse drug experience, including, without limitation, information to be included with the annual report related to the aNDA. Accordingly, Hi-Tech shall provide all assistance reasonably requested by BioMarin related to the matters contained in this Article 10.

11.	Representations And Warranties.

11.1.	Hi-Tech Representations and Warranties. Hi-Tech hereby represents and warrants to BioMarin that during the Term:

(a)	No other consents or approvals are necessary for Hi-Tech to enter into this Agreement and perform all of Hi-Tech’s obligations hereunder.

(b)	This Agreement does not conflict with any other Hi-Tech contractual obligation, judicial decree or regulatory order.

(c)	Hi-Tech shall perform its obligations hereunder in accordance with, and all Hi-Tech Promotional Efforts and Hi-Tech Product Materials shall conform to, all applicable Federal, state, and local laws and regulations of the Territory.

11.2.	BioMarin Representations and Warranties. BioMarin hereby represents and warrants to Hi-Tech that during the Term:

(a)	No consents or approvals that BioMarin has not previously obtained are necessary for BioMarin to enter into this Agreement and perform all of BioMarin’s obligations hereunder.

(b)	This Agreement does not conflict with any other BioMarin contractual obligation, judicial decree or regulatory order.

(c)	BioMarin shall perform its obligations hereunder in accordance with all applicable Federal, state, and local laws and regulations of the Territory.

(d)	As of the Effective Date, to BioMarin’s knowledge, except for those patents licensed to BioMarin for the manufacture and sale of the Branded Product and the Product, there are no patents owned by others that would be infringed upon by the sale of the Product in the Territory.

(e)	As of the Effective Date, there are no suits, claims, or proceedings pending against BioMarin or any of its Affiliates in any court or by or before any governmental body or agency with respect to the intellectual property that could limit any Hi-Tech Promotional Efforts or create any liability to Hi-Tech; and to the best of BioMarin’s knowledge, no such actions, suits, or claims have been threatened against BioMarin.

(f)	With respect to Product delivered to Hi-Tech under this Agreement, at the time of delivery:

(i)	meet the Product Specifications for Products set forth in Exhibit B attached hereto;

(ii)	shall be in good, usable and merchantable condition; and

(iii)	shall have been manufactured in compliance with cGMP, and all applicable laws, rules and regulations.

12.	Independent Contractors. The Parties agree that each is an independent contractor of the other. Neither Party (nor any employee of that Party) is an employee, officer, agent, partner, business or legal representative of, or joint venturer with, the other Party. Neither Party has authority to assume any obligation on behalf of the other Party and shall not hold out to third parties that it has any authority to do so. Neither Party shall take any action that might mislead or confuse third parties in this regard. Unless otherwise provided herein, each Party shall be responsible for its own expenses and shall not incur expenses for the other Party’s account unless expressly authorized in writing to do so by the other Party.

13.	Term And Termination.

13.1.	Term. This Agreement shall be and remain in full force and effect on and after the Effective Date until the fifth (5th) anniversary of the Effective Date (the “Term”), subject to any earlier termination of this Agreement as set forth in Section 13.2.

13.2.	Earlier Termination. This Agreement may be terminated prior to the expiration of the Term upon the occurrence of any of the following:

(a)	Mutual Agreement. At any time, by mutual written agreement between the Parties.

(b)	Material Breach. If notice is sent from one Party to the other Party that the Party receiving notice has committed a material breach of one or more terms of this Agreement and if, at the end of thirty (30) days following such notice the receiving Party has not cured such breach, then the Party giving notice may immediately terminate this Agreement. BioMarin may immediately terminate this Agreement upon notice to Hi-Tech in the event of a breach by Hi-Tech that endangers any patients using the Product or that could reasonably be expected to have a negative consequence to the aNDA.

(c)	Failure to Meet Sales Goals. In the event that during [****] of this Agreement, the average monthly scripts for the Product is [****] of all prednisolone sodium phosphate 15mg/5ml oral liquid products, as reported by IMS Health or other generally recognized script data provider, BioMarin may terminate this agreement on ten (10) days notice to Hi-Tech. Termination pursuant to the application of this Section 13.2(c) shall not be deemed termination due to a material breach of this Agreement by either Party.

(d)	Force Majeure. If an event of Force Majeure as described in Article 19 continues for more than six (6) months, then either Party may give the other Party notice of termination at least sixty (60) days before the effective date of termination. Termination pursuant to the application of this Section 13.2(d) shall not be deemed termination due to a material breach of this Agreement by either Party.

(e)	Bankruptcy. If either Party gives notice to the other of an adjudication of bankruptcy or insolvency, appointment of a receiver by a court of competent jurisdiction, assignment for the benefit of creditors, or institution of liquidation proceedings by or against a Party (the “insolvent Party”), then the non-insolvent Party may give the insolvent Party notice of termination at least sixty (60) days prior to the effective date of termination. Termination pursuant to the application of this Section 13.2(e) shall not be deemed termination due to a material breach of this Agreement by either Party.

14.	Consequences Of Termination.

14.1.	Accrued Obligations. Termination of this Agreement shall not relieve the Parties of any liability which accrued hereunder prior to the effective date of such termination nor prejudice either Party’s right to obtain performance of any obligation provided for in this Agreement which expressly survives termination.

14.2.	Unsold Inventory. Upon termination or expiration of this Agreement, at BioMarin’s election, (a) Hi-Tech may, for a period of [****] sell all unsold Product inventory or (b) return to BioMarin all Product then in Hi-Tech’s possession or control. In the event that BioMarin authorizes Hi-Tech to sell out unsold product, all such activities shall be subject to the terms and conditions of this Agreement, including the payments to BioMarin required by Section 9.1. In the event that BioMarin requests a return of unsold Product, BioMarin shall reimburse Hi-Tech for the price paid for such Product pursuant to Section 7.2, as well as additional costs incurred with regard to the labeling, storage and distribution of the Product, unless this Agreement is terminated by BioMarin pursuant to Sections 13.2 (b) or (e), in which case the product shall be returned for no additional consideration.

14.3.	Remedies. The exercise by either Party of any right of termination it may have under this Agreement shall not prevent such Party from seeking any other remedy it may be entitled to in law or equity; nor shall any provision under this Agreement which provides a remedy to a Party for the other Party’s non-performance be deemed an exclusive remedy. Notwithstanding the above, neither Party shall be liable to the other Party for any compensation, reimbursement, damages for loss of prospective profits on anticipated revenue, or on account of expenses incurred, punitive or consequential damages, investments made, leases, commitments, or any other obligations incurred in connection with this Agreement as a result of any termination of this Agreement by its terms or by reason of non-renewal of the Term.

14.4.	Survival. The provisions of Section 5.3 and Article 10 shall survive for a period of one (1) year following termination or expiration of this Agreement. Further, the provisions of Article 14, Article 15, Article 16, Article 17, Article 20, and Article 22 shall survive the termination of this Agreement indefinitely.

15.	Indemnification.

15.1.	BioMarin Indemnification. Except as may be otherwise provided herein, BioMarin shall defend, indemnify and hold Hi-Tech and its respective officers, directors, employees, and representatives harmless from and against all suits, claims, liabilities, costs, damages, judgments, and other expenses (including, but not limited to, legal expenses) incurred in connection with the Product as a result of:

(a)	BioMarin’s breach of this Agreement; or

(b)	Any claim of patent infringement in the Territory that arises from Hi-Tech’s sale of the Product pursuant to the terms of this Agreement; or

(c)	Any claim made by a third party relating to or arising out of any failure of the Product to meet the specifications set forth on Exhibit B or other requirements set forth in Section 11.2(f), including, but not limited to, death or personal injury.

15.2.	Hi-Tech Indemnification. Except as may be otherwise provided herein, Hi-Tech shall defend, indemnify and hold BioMarin and all of BioMarin’s officers, directors, employees, and representatives harmless from and against all suits, claims, liabilities, costs, damages, penalties, judgments, and other expenses (including but not limited to, legal expenses) incurred in connection with the Product by:

(a)	Hi-Tech’s breach of this Agreement; or

(b)	Any claim made by a third party relating to or arising out of the promotion, sale or use of the Product, including, but not limited to, death or personal injury; provided that Hi-Tech shall not be required to indemnify BioMarin to the extent of any claim arising out of or resulting from the negligence or willful misconduct of Lyne or BioMarin, any Affiliate or agent of BioMarin, or any of Lyne’s or BioMarin’s representatives in the performance of their obligations hereunder including any breach which gave rise to indemnification by BioMarin under Section 15.1;

15.3.	Indemnification Procedure.

(a)

Promptly, but in no event later than ten (10) days after the receipt by any Party hereto of notice of (a) any claim or (b) the commencement of any action or proceeding in respect of which such Party intends to seek indemnification hereunder, such Party (the “Indemnified Party”), such Party will give the other Party (the “Indemnifying Party”) notice of such claim and shall to the extent permitted by law permit the Indemnifying Party to assume the defense of any such claim, and, upon such assumption, shall cooperate fully with the Indemnifying Party in the conduct of such defense. If the Indemnified Party is advised in writing by its legal counsel that there is a conflict between the positions of the Indemnifying Party and the Indemnified Party in conducting the defense of such action or that there are legal defenses available to the Indemnified Party different from or in addition to those available to the Indemnifying Party, then counsel for the Indemnified Party, at the Indemnified Party’s expense, shall be entitled to conduct the defense only to the extent necessary to protect the interests of the Indemnified Party. If the Indemnifying Party assumes the defense of any such claim, the obligations of the Indemnifying Party as to such claim shall include all steps necessary in the defense or settlement of such claim and to holding the Indemnified Party harmless from and against any and all losses, caused by or arising out of any settlement approved by the Indemnifying Party or any judgment in connection with such claim. The Indemnified Party may participate, at its expense, in the defense of such claim provided that the Indemnifying Party shall direct and control the defense of such claim. Failure to provide timely notice of a claim shall not eliminate the Indemnifying Party’s indemnification obligations to the Indemnified Party unless and only to the extent to which such failure has substantially prejudiced the Indemnifying Party; provided, however, that no such claim shall be settled without the Indemnifying Party’s prior written consent, which consent shall not be unreasonably withheld. The absence of a complete and general release of all claims against the Indemnifying Party shall be reasonable grounds for the Indemnifying Party to refuse to provide written consent to a settlement or compromise. Notwithstanding the foregoing, each party shall obtain the prior written consent of the other party prior to ceasing to defend, settling or otherwise disposing of any claims of patent infringement or other intellectual property rights related to the Product.

(b)	If the Indemnifying Party shall not assume the defense of any such claim, the Indemnified Party may defend against such claim in such manner as it may deem appropriate and, unless the Indemnifying Party shall undertake to indemnify the Indemnified Party for the amount demanded in such claim including all reasonable expenses, legal or otherwise, incurred so far, the Indemnified Party may settle such claim on such terms as it may deem appropriate, and the Indemnifying Party shall promptly pay the Indemnified Party for the amount of all reasonable expenses, legal or otherwise, incurred by the Indemnified Party in connection with the defense against or settlement of such claims and shall be bound by the results obtained by the Indemnified Party. If no settlement of such claim is made, the Indemnifying Party shall promptly pay the Indemnified Party for the amount of any judgment rendered with respect to such claim incurred by the Indemnified Party in the defense against such claim.

(c)	Each party agrees that it will not, whether in the context of litigation or otherwise related thereto, without the prior written consent of the other party, such consent not to be unreasonably withheld or delayed, enter into any agreement or arrangement with any third party which in any way compromises, relinquishes, waives or otherwise affects, in whole or in part, the rights of the other party under this Agreement in respect of the Product.

(d)

EXCEPT AS EXPRESSLY PROVIDED FOR IN SECTIONS 15.1, 15.2 AND 15.3 REGARDING INDEMNIFICATION WITH RESPECT TO THIRD PARTY CLAIMS AND LOSSES, NEITHER BIOMARIN OR HI-TECH (OR ANY OF THEIR RESPECTIVE AFFILIATES) SHALL BE LIABLE TO THE OTHER UNDER ANY PROVISION OF THIS AGREEMENT OR UNDER ANY CONTRACT, NEGLIGENCE, STRICT LIABILITY OR OTHER LEGAL OR EQUITABLE THEORY

FOR ANY INDIRECT, SPECIAL, INCIDENTAL OR CONSEQUENTIAL DAMAGES OF ANY KIND OR NATURE.

16.	Confidentiality.

16.1.	“Confidential Information” means trade secrets, know how and other confidential information (including, without limitation, technical and business information, sales information, customer lists, patent information, structures, models, techniques, formula, processes, compositions, compounds, apparatus, specifications, samples, inventions and ideas) of the disclosing Party (the “Disclosing Party”) which relates to the Branded Product, the Product or other aspects of the Disclosing Party’s business disclosed to the other Party (the “Receiving Party”) in the course of this Agreement, whether or not marked as proprietary or confidential, disclosed by Disclosing Party or obtained through observation or examination of Disclosing Party’s information or developments. Information may be disclosed orally, visually or in tangible form (whether by document, electronic media, or other form).

16.2.	During the term of this Agreement and for a period of five (5) years thereafter, Receiving Party agrees to hold Disclosing Party’s Confidential Information in strict confidence and to use such Confidential Information only in connection with performing its obligations and exercising its rights under this Agreement. Receiving Party shall not use the Disclosing Party’s Confidential Information for any purpose other than as permitted in the preceding sentence, reproduce Disclosing Party’s Information, or disclose such Confidential Information to any third party, other than Receiving Party’s consultants and Affiliates as described below, without prior written approval of Disclosing Party. Receiving Party agrees to protect Disclosing Party’s Confidential Information with at least the same degree of care as it normally exercises to protect its own proprietary information of a similar nature, but in any case using no less than a reasonable degree of care. Receiving Party shall take all appropriate steps to ensure that all of its employees, consultants or Affiliates receive Disclosing Party’s Confidential Information only on a need to know basis, within the scope of this Agreement, and then, only if such parties are bound by obligations of confidentiality substantially similar to the terms of this Agreement. Receiving Party shall be liable for any disclosure or release of Disclosing Party’s Confidential Information by any of its employees, consultants or Affiliates, as if such disclosure had been made by Receiving Party. Receiving Party shall not use Disclosing Party’s Confidential Information, in whole or in part, to compete with Disclosing Party, to develop blocking technology, or otherwise to damage Disclosing Party or to enable, assist any other person in doing so.

16.3.

The restrictions of this Agreement regarding Confidential Information shall not apply to Confidential Information which: (a) was known to Receiving Party prior to receipt hereunder as evidenced by written records; (b) at the time of disclosure by Disclosing Party, was generally available to the public, or which after disclosure hereunder becomes generally available to the public through no fault attributable to Receiving Party; (c) is hereafter made available to Receiving Party for use or disclosure by Receiving Party from any third party having a right do so; (d) is independently developed by Receiving Party without the use of the Confidential Information as evidenced by written records; or (e) subject to Receiving Party providing Disclosing Party with reasonable advance notice and the opportunity to challenge such disclosure, is required to be disclosed by process of law.

16.4.	Upon termination of this Agreement for any reason, and upon Disclosing Party’s written request, Receiving Party agrees to deliver to Disclosing Party all written materials embodying the Disclosing Party’s Confidential Information, which are in the possession or under the control of Receiving Party.

16.5.	Hi-Tech agrees to promptly disclose to BioMarin all formulas, processes, techniques, test data, improvements, and inventions (whether or not patentable) which Hi-Tech makes, conceives, learns, or reduces to practice, either alone or jointly with others, relating to the Product or BioMarin’s Confidential Information,

16.6.	Hi-Tech further agrees to assist BioMarin, at BioMarin’s expense, in every proper way (including execution of patent applications and other documents), to obtain and enforce patents, orphan drug, and other protections upon any of BioMarin’s Confidential Information. Hi-Tech agrees that Hi-Tech’s obligation to assist BioMarin under this subsection shall continue beyond the termination of any verbal or written agreement between the Parties. BioMarin agrees that it will compensate Hi-Tech at reasonable rates for any assistance Hi-Tech actually provides at BioMarin’s request after the termination of any verbal or written agreement for services.

16.7.	Receiving Party agrees that if Receiving Party violates, or commits a default under, any provision of this Article 16, Disclosing Party may directly pursue any and all legal and equitable rights and remedies available to it, including, without limitation, the right to injunctive relief as well as all other legal rights and remedies provided by applicable law. The Parties hereby waive any and all requirements for the posting of any bond or surety for or during any proceedings in law or equity.

17.	Non-Publicity. The Parties agree that the terms and conditions of this Agreement are Confidential Information and, unless otherwise specifically permitted hereby, may not be the subject of any public announcement or press release by either, except as provided in this Article 17. The Parties acknowledge that certain aspects of this Agreement, including the text of this Agreement (other than the commercial terms) may be required to be disclosed by applicable law, including, without limitation, the Securities Exchange Act of 1934, as amended, and to the extent that such disclosure is required, the disclosing Party shall notify the non-disclosing Party of the contents of the proposed disclosure prior to such disclosure. Consistent with applicable law, the non-disclosing Party shall have the right to make reasonable changes to the disclosure or to request that the disclosing party seek appropriate protective action, such as filing a confidential treatment request pursuant to the Freedom of Information Act to limit disclosure to the extent possible.

18.	Trademarks.

18.1.	Promotion. Hi-Tech shall promote the Product in the Territory only under such trademarks, trade names, trade dress, and service marks as have been approved by BioMarin and using only Hi-Tech Product Materials approved by BioMarin.

18.2.	Compliance with Laws. When referring to the Product trademarks, labels, trade names, trade dress, service marks or devices, Hi-Tech shall comply with all laws pertaining to trademarks, service marks, trade dress or other intellectual property rights at any time in force in the Territory.

18.3.	No Assertion of Right. Hi-Tech shall not have, assert, or acquire any right, title, or interest in or to the trademark or any part of any label, trade name, trade dress, service mark, or device owned by BioMarin.

18.4.	Notice of Infringement. Hi-Tech shall give BioMarin prompt notice of any infringement or threatened infringement of the trademark, label, trade name, trade dress, service mark, or device used in connection with the Product.

19.	Force Majeure. Failure of either Party to perform its obligations under this Agreement shall not subject such Party to any liability to the other if such failure is caused or occasioned by: act of God or the public enemy; fire; explosion; flood; drought; war, whether declared or undeclared; terrorism; riot; sabotage; embargo; strikes or other labor trouble; failure, in whole or in part, of suppliers to timely deliver materials, equipment or machinery; interruption of or delay in transportation; compliance with any order, regulation, or request of any government of competent jurisdiction or any officer, department, agency, or committee thereof, including requisition, allocation, or establishment of priority; or by compliance with a request authorized by such governmental authority of any manufacturer for material to be used by it; or any other event which is beyond the reasonable control of the Party so failing. The Party suffering an event of force majeure shall immediately notify the other Party and shall use all reasonable efforts to minimize the damages suffered by both Parties. Both Parties shall cooperate in good faith in order to minimize such damages and reach an agreement as to how to proceed.

20.

Arbitration. Any controversy or dispute by and between the Parties or any of their Affiliates arising out of this Agreement which is not resolved in good faith by the Parties within sixty (60) days of first becoming known to both parties, except as otherwise may be specifically provided herein with respect to resort to remedies of injunction or other court order, shall be submitted to binding arbitration in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered thereby may be entered in any court having jurisdiction thereof. The place for arbitration shall be New York City, New York. In any arbitration pursuant to this Article 20, the award shall be rendered by a majority of the members of a board of arbitration consisting of three members, one being appointed by each Party and the third being appointed by mutual agreement of the two arbitrators appointed by the Parties. Nothing in this Agreement shall be construed or interpreted as granting the arbitrators the power to award punitive or consequential damages as part of any award rendered relating to this

Agreement or the transactions contemplated hereby. The costs and expenses of such arbitration shall be shared equally by the Parties.

21.	Insurance.

21.1.	BioMarin Insurance. BioMarin shall provide to Hi-Tech evidence of product liability and contractual liability insurance reasonably satisfactory to Hi-Tech of not less than [****] per occurrence prior to BioMarin delivering initial commercial Product. Such insurance shall name Hi-Tech as an additional insured and shall be maintained in force for the term of this Agreement and any subsequent renewals. BioMarin will instruct BioMarin’s insurance carrier to give written notice to Hi-Tech at least fifteen (15) days prior to cancellation or expiration of policy. Failure to maintain such coverage shall be grounds for immediate termination of this Agreement by Hi-Tech.

21.2.	Hi-Tech Insurance. Hi-Tech shall provide to BioMarin evidence of product liability insurance reasonably satisfactory to BioMarin of not less than [****] in the aggregate, [****] per occurrence, prior to BioMarin delivering initial commercial Product. Such insurance shall name BioMarin as an additional insured and shall be maintained in force for the term of this Agreement and any subsequent renewals. Hi-Tech will instruct Hi-Tech’s insurance carrier to give written notice to BioMarin at least fifteen (15) days prior to cancellation or expiration of policy. Failure to maintain such coverage shall be grounds for immediate termination of this Agreement by BioMarin.

22.	General.

22.1.	Assignment. Neither Party may assign its interest under this Agreement without the prior written consent of the other Party, which may be granted or withheld at such Party’s sole and absolute discretion; provided that either Party may transfer its rights and obligations to any party that acquires substantially its entire business if the transferring Party is Hi-Tech or its entire business related to the Branded Product if the transferring Party is BioMarin.

22.2.	Headings. All headings are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

22.3.	Notices.

(a)	Methods. All notices or other communications required or permitted to be given shall be in writing, shall be signed by an authorized officer of the relevant Party, and given to the recipient Party by hand delivery, by special courier mail (i.e. FedEx) sent to that Party to the address set forth below, or by facsimile to that Party at the number on the first page of this Agreement, with written proof of receipt. All notices, consents, approvals, orders, acceptances, and requests shall be in writing addressed to the Parties as follows:

If to Hi-Tech:

Hi-Tech Pharmacal Co., Inc.

369 Bayview Avenue

Amityville, New York 11701

Attention: David Seltzer, President and CEO

Fax: (631) 789-8429

With a copy to:

Tashlik, Kreutzer, Goldwyn & Crandell P.C.

40 Cuttermill Road, Suite 200

Great Neck, NY 11021

Attention: Martin Goldwyn, Esq.

Fax (516) 829-6509

If to BioMarin:

BioMarin Pharmaceutical Inc.

105 Digital Drive

Novato, California 94949

Attention: CEO

Fax: (415) 382-7889

With a copy to:

BioMarin Pharmaceutical Inc.

105 Digital Drive

Novato, California 94949

Attention: Corporate Counsel

Fax: (415) 506-6425

(b)	Change of Address. A Party may change its address set forth above by giving a notice in writing, at least five (5) business days prior to the effective date, to all other Parties, stating the new address and the effective date of the change.

(c)	Deemed Date of Receipt. Documents sent by prepaid mail shall be deemed to have been received by the addressee on the second business day after posting. Facsimile messages shall be deemed to have been received by the addressee on the date of transmission, provided that if the transmission is not on a business day or not before 4:00 p.m. at the location of the recipient’s address set forth in this Agreement, then it shall be deemed to have been received by the addressee on the next succeeding business day after transmission.

22.4.	Waiver. No failure on the part of either Party to exercise, and no delay in exercising, any right or remedy shall operate as a waiver of such right or remedy, nor shall any single or partial exercise of any right or remedy preclude any further or other exercise of such right or remedy. All rights and remedies under this Agreement are cumulative and shall not be deemed exclusive of any other rights or remedies provided by law except as otherwise provided herein.

22.5.	Severability. If any Section or portion(s) thereof contained in this Agreement is declared invalid by any court of competent jurisdiction or a government agency having jurisdiction, the remainder of this Agreement, and the application of such provision to persons or circumstances other than those to which it is held invalid by such court, shall not be affected thereby, and the Agreement shall remain in full force and effect. To the extent possible, the Parties shall reform such invalidated Section or portion(s) thereof in a manner that will render such provision valid without impairing the Parties’ original intent.

22.6.	Governing Law. The laws of the State of New York shall govern the interpretation, performance and enforcement of this Agreement, without respect to the conflict of laws provisions.

22.7.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which, taken together, shall constitute the Agreement.

22.8.	Entire Agreement. This Agreement contains the entire understanding between the Parties hereto with respect to the subject matter hereof. This Agreement cannot be amended, except by a writing signed by both Parties.

22.9.	Authority. Each Party represents and warrants to the other Party that:

(a)	it has the full power and authority to enter into and perform this Agreement; and

(b)	the person(s) signing this Agreement on its behalf has been properly authorized and empowered to enter into this Agreement.

IN WITNESS WHEREOF, each of the Parties has by its duly authorized representative signed this Agreement as of the day and year first above written.

HI-TECH PHARMACAL CO., INC.		BIOMARIN PHARMACEUTICAL INC.

By:	/s/ David Seltzer	By:	/s/ Louis Drapeau
	David Seltzer		Louis Drapeau
Its:	President and CEO	Its:	CEO